Dejour’s 2ndWell Logs 17’ of Gething Gas Pay

2014 Woodrush Drill Program Moves to Completion

VANCOUVER, British Columbia, December 24, 2014 - -Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE British Columbia.

As per the previously announced 2014 development program, Dejour has now drilled, logged and cased the second new well of the campaign to the targeted base of the Gething. Well logs indicate a net 17’ of high quality productive hydrocarbon pay in the same Gething gas pool as the first well, in anticipated commercially viable quantities. Both wells are expected to contribute to the 2015 Woodrush production profile (one for oil, one for gas) upon completion. Production test results will be forthcoming.

This new gas well (A-100) confirms the extension of the Gething zone in accordance with revised mapping by Dejour’s geological team. This gas zone is currently open in all directions.

The Company owns a 99% working interest in this well and is the Operator. With the addition of these two new producers, Dejour now operates a total of 13 oil and gas wells on this 17,000 net acre Woodrush/ Hunter project.

"This confirmation well completes an important drill program for Dejour at Woodrush, this season. The Gething Gas pool discovered is expected to enhance the Company’s reserve base for this project and provide further financial flexibility for expansion. This pool appears capable of significant additional production as prices dictate based on our technical team’s mapping over much of the leasehold. Finding and development costs approximate $5/BOE. Well information from this successful operation has been provided to GLJ, our reservoir engineers, for inclusion in the YE 2014 numbers," states Robert L. Hodgkinson, CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2014 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com